SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                                FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                       INTERDEALER QUOTATION SYSTEM

               Filed Pursuant to Section 13 or 15(d) of the

            Securities Exchange Act of 1934 and Rule 13a-176

                             or 15d-17 thereunder

                            HMN FINANCIAL, INC.

               101 NORTH BROADWAY, SPRING VALLEY, MN  55975

                               507-346-7345


                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security                   HMN Financial, Inc. Common Stock

2. Number of shares outstanding before the change             4,441,383

3. Number of shares outstanding after the change              4,209,826

4. Effective date of change                            January 28, 1997

5. Method of change

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                       Acquisition of stock for treasury

     Give brief description of transaction          Open market purchase


                   II. CHANGE IN NAME OF ISSUER

1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required


Date:  January 28, 1997           /s/ James B. Gardner
                                  --------------------------------
                                  James B. Gardner
                                  Executive Vice President